Exhibit 99.1

Stellantis CEO Antonio Filosa to Participate in Kepler
Cheuvreux Autumn Conference 2025

AMSTERDAM, September 4, 2025 – Stellantis CEO Antonio Filosa will participate in a fireside chat on Thursday, September 11, 2025, from 3 p.m. to 3:45 p.m. CEST / 9 a.m. to 9:45 a.m. EDT at Kepler Cheuvreux Autumn Conference 2025.
To watch the live session, visit the following Company Webcast link:
https://stellantis.engagestream.companywebcast.com/2025-09-11_fireside-chat

Details for watching the fireside chat are also available under the Investors section of the Stellantis corporate website (www.stellantis.com). For those unable to attend the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com